INTREPID PARTNERS, LLC
(A WHOLLY OWNED SUBSIDIARY OF INTREPID FINANCIAL PARTNERS, L.L.C.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

INTREPID PARTNERS, LLC
(A WHOLLY OWNED SUBSIDIARY OF INTREPID FINANCIAL PARTNERS, L.L.C.)
FINANCIAL STATEMENT
DECEMBER 31, 2020

## CONTENTS

**Report of Independent Registered Public Accounting Firm**

Member of Intrepid Partners, LLC

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of Intrepid Partners, LLC (the Company) as of December 31, 2020, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*RSM US LLP*

We have served as the Company's auditor since 2015.

New York, New York
March 1, 2021

INTREPID PARTNERS, LLC
(A WHOLLY OWNED SUBSIDIARY OF INTREPID FINANCIAL PARTNERS, L.L.C.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 18,895,239 |
| Advisory fees receivable | | 9,991,140 |
| Securities owned at fair value (cost $450,000) | | 412,200 |
| Due from Affiliates | | 100,000 |
| Prepaid expenses | | 17,930 |
| Total assets | $ | 29,416,509 |
| | | |
| **Liabilities and Member's Equity** | | |
| Due to parent | $ | 5,961,538 |
| Deferred revenue | | 725,000 |
| Accounts payable and accrued expenses | | 169,186 |
| Total liabilities | | 6,855,724 |
| Member's equity | | 22,560,785 |
| Total liabilities and member's equity | $ | 29,416,509 |

# INTREPID PARTNERS, LLC
## (A WHOLLY OWNED SUBSIDIARY OF INTREPID FINANCIAL PARTNERS, L.L.C.)
## NOTES TO FINANCIAL STATEMENT
## DECEMBER 31, 2020

**1.    Organization**

Intrepid Partners LLC (the "Company"), a wholly owned subsidiary of Intrepid Financial Partners LLC, ("TopCo"), is a Delaware limited liability company organized in February 2015.  The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides financial advisory services including, but not limited to mergers and acquisition advice, capital structure and restructuring advice, and may from time to time assist with the private placement of securities in the energy sector.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with TopCo, such financial statements may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

**2.    Summary of Significant Accounting Policies**

**Basis of Presentation**
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Cash and Cash Equivalents**
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.  There are no cash equivalents at December 31, 2020.

**Revenue Recognition**
The Company has adopted ASU No. 2015-14 and it has not had a material impact on the Company's financial statements.  The Company derives monthly retainer revenues from financial advisory services including mergers and acquisition advice and capital structure advice.  Such fees are recognized monthly as performance obligations are met and success fees are recognized upon completion of a transaction or a deal.

**Credit Losses**
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has determined there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

**Credit Losses (continued)**
The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

**Underwriting Fees**
The Company helps clients raise capital via public offering and private placement of various types of debt instruments and equity securities. Underwriting fees are based on the issuance price and quantity of the underlying instruments. Fees are recognized, at a point in time, upon completion of the underwriting transaction. Underwriting expenses passed through from the lead underwriter are recognized within underwriting services expense on the Statement of Operations. Underwriting fees receivable are net of estimated transaction related expenses owed to the lead underwriters upon final transaction settlement.

**Securities Owed**
Securities owned consists of common stock. The securities are classified as trading securities and accordingly are stated at fair value at the statement of financial condition date. Any realized or unrealized gains and losses are reflected in income in the period in which they arise and are presented in the statement of operations as securities realized and unrealized gain or loss. All such securities transactions are recorded on a trade-date basis. Gains and losses are recorded using the specific identification cost method.

**Fair Value of Financial Instruments**
Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements. Securities owned and securities sold, but not yet purchased are recorded at fair value on a recurring basis. ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

**Fair Value of Financial Instruments (continued)**

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

The Company's securities are considered financial instruments and are carried at fair value at current market rates. The fair value of the equity securities at December 31, 2020 is $412,200 and these securities are categorized in Level 1 of the fair value hierarchy.

**Income Taxes**

The Company is a limited liability company and accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to TopCo's income tax returns. The Company is subject to New York City unincorporated business tax ("UBT"). Given the Company is treated as a disregarded entity for tax purposes, TopCo assumes all tax liabilities. Accordingly, tax expense was allocated to the Company in accordance with its Expense Sharing Agreement with TopCo and is included in office and general expenses in the statement of operations for the year ended December 31, 2020.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no material uncertain income tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

3.  **Concentrations and Credit Risk**

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts. Five advisory deals accounted for 72% of the Company's revenue for the year ended December 31, 2020. As of December 31, 2020 all receivables related to those deals have been collected.

4.  **Indemnifications**

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

**5.  Related Party Transactions**

The Company has entered into an Expense Sharing Agreement with TopCo. Expenses such as rent, utilities, communications, market data, office supplies, insurance, and payroll are allocated between the companies. During 2020, TopCo allocated $27,750,068 of expenses to the Company which have been reduced by reimbursements from advisory fee clients. There are no repayment terms specified in the Expense Sharing Agreement. At December 31, 2020, the Company owed $5,961,538 to TopCo in connection with such agreement.

**6.  Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2020, the Company had net capital of $12,039,514, which was $11,582,465 in excess of its required net capital of $457,049. The Company's ratio of aggregate indebtedness to net capital was .57 to 1.

**7.  Exemption from Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i).

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to 1) merger and acquisition and other financial advisory services 2) private placement of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**8.  Novel Coronavirus**

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statements.

**9.  Subsequent Events**

The financial statements were evaluated through March 1, 2021, the date when these financial statements were issued and no events have been identified that require disclosure.